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02007293

UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER
8-50288

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 01, 01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Official Use only

FIRM ID. NO

GNI Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)



SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
WASH. D.C.
SECTION

30 South Wacker Drive Suite 2009

Chicago,	**Illinois**	**60606**
(City)	(State)	(zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa Arana (Area Code—Telephone No.) 312-441-6634

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA's, P.C.
(Name—if individual state Last, First, Middle name)

4460 Franklin Avenue, Western Springs, Illinois 60558
(ADDRESS) Number and Street City State zip code

CHECK ONE:

- [XX] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

P

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

3/29

OATH OR AFFIRMATION

I, Larry Arnowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GNI Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


OFFICIAL SEAL
LORI S SPIZZIRRI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/04/03

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GNI SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2001

GNI Securities, Inc.
Annual Report
For the Year Ended December 31, 2001

Table of Contents

Robert Cooper & Co. CPAs P.C.
4460 Franklin Avenue
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7937

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
GNI Securities, Inc.

We have audited the accompanying statement of financial condition of **GNI Securities, Inc.** as of December 31, 2001, and the related statements of income, changes in stockholders equity, and cash flows for the year ending December 31, 2001. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GNI Securities, Inc.** as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC

February 26, 2002

GNI Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$	97,029
	$	97,029

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses	$	2,500
		2,500
Stockholders Equity		
Common Stock - no par value 1000 shares authorized 50 issued and outstanding		1
Additional paid in capital		110,499
Retained earnings		(15,971)
		94,529
	$	97,029

The accompanying notes should be read in conjunction with the financial statements

GNI Securities, Inc.
Statement of Income
For the Year Ended December 31, 2001

REVENUES	
Commissions	$ 0
	0
Total Revenues	0
EXPENSES	
Regulatory and operating expenses	15,228
Total Expenses	15,228
Net income before provision of income taxes	(15,228)
Net Income for year	$ (15,228)

The accompanying notes should be read in conjunction with the financial statements

GNI Securities, Inc.
Statement of Changes of Stockholder's Equity
For the year ended December 31, 2001

	COMMON STOCK	PREFERRED STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances					
January 1, 2001	$1	$0	$10,499	($743)	$9,757
Redemptions			100,000		100,000
Net Income for year				(15,228)	($15,228)
December 31, 2001	$1	$0	$110,499	($15,971)	$94,529

The accompanying notes should be read in conjunction with the financial statements

GNI Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operations		
Net Income	$	(15,228)
Adjustments to reconcile cash used in operations:		
Increase in Accounts payable		584
Net cash provided by operating activities		(14,644)
Net cash provided by financing activities		
Contribution of paid in capital		100,000
Change in Cash	$	85,356
Cash at beginning of year		11,673
Cash at end of year	$	97,029
Interest expense paid in 2001	$	0

The accompanying notes should be read in conjunction with the financial statements

GNI Securities, Inc.
Notes to Financial Statements
December 31, 2001

1. COMPANY ORGANIZATION

Business--GNI Securities, Inc., (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is incorporated under the laws of the State of Delaware
The Company does not accept or handle any client funds or securities. As of December 31, 2001, The Company had not engaged in any activity on behalf of themselves or any customers. The Company will use another broker-dealer on a fully disclosed basis for all transactions.

The financial statements were prepared from the separate records maintained by GNI Securities, Inc. and are not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash equivalents

Cash is represented primarily as cash held on deposit at an FDIC bank.

3. INCOME TAXES

During the year the Company generated a net operating loss in the amount of $15,228. That amount can be elected to be carryforward for 15 years.

4. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, GNI Securities, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). GNI Securities, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $ 5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001, net capital was $89,529 in excess of the required minimum net capital.

5. RELATED PARTY

The company is owned by to GNI, Inc. (GNI), prior to the May 1, 2000, the Company was wholly owned and controlled by Greig Middleton Holdings Limited ("GMH"). GNI is wholly owned and controlled by the Old Mutual Financial Services, PLC, a company incorporated under the laws of the United Kingdom. GMH is also wholly owned and controlled by the Old Mutual Financial Services. GMH wholly owns and controls Greig Middleton & Co. Limited ("GML"), a registered securities dealer with the Securities and Futures Authority

6. SUBSEQUENT EVENTS

Nothing to report.

7. EXEMPTION FROM RULE 15c3-3

As of December 31, 2001, the Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission, under the provisions of subparagraph (k)(2)(I) thereof.

* * * * * *

SCHEDULE I

GNI Securities, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2001

Total stockholder's equity	$ 94,529
Haircut's required	0
Non allowable assets	0
Net Capital	94,529
Minimum net capital requirement	5,000
Excess Net capital	$ 89,529
Excess net capital at 1000%	$ 94,279

The accompanying notes should be read in
conjunction with the financial statements

SCHEDULE I

GNI Securities, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued expenses payable	$	2,500
	$	2,500

Ratio: Aggregate Indebtedness to Net Capital	2.6447% to 1

Statement pursuant to paragraph (d) (4) of rule 17a-5
There are no material differences between the amount presented in the computation of net capital set forth above and the amount as reported in the Company's unaudited Part IIA Focus reported as of December 31, 2001.

The accompanying notes should be read in conjunction with the financial statements

SCHEDULE II

GNI SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2001

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: Although THE COMPANY, is not exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
4460 Franklin Avenue
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7937

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
GNI Securities, Inc.

In planning and performing our audit of the financial statements of **GNI Securities, Inc.** for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **GNI Securities, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or

irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
February 17, 2002

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2001.

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Larry Arnowitz
Corporate Officer